82-4545

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

24/X 2005 № 09.1-14/14014

На № ____________ от ______________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dated October 24, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

05013590

SEC MAIL PROCESSING RECEIVED DEC 27 2005 WASH. D.C. 209 SECTION

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

Securities Department

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 24, 2005

Uralsviazinform published its Consolidated Financial Statements for six months

On October 24, Uralsviazinform published its Consolidated Financial Statements for six months ended on June 30, 2005.

Accounting standards used for the preparation of the Issuer Financial statements: International Financial Reporting Standards (IFRS).

The aforementioned Financial Statements were not audited.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

24/X 2005 № 091-14/14020

На № ____________ от ______________

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 27 2005
WASH. D.C. 209

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find Uralsviazinform Consolidated Financial Statements for six months ended on June 30, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Securities Department
Tel.: +7 (343) 379-12-10

uralsvyazinform

11, Moskovskaya St, Ekaterinburg
Russia 620014
Tel.: +7 (343) 376 2000, Fax: +7 (343) 379 1290
www.uralsviazinform.com

1H 2005 REVENUE TOTALED RUR 14.7 BILLION,
as reported under our first interim IFRS statement

Ekaterinburg – October 24, 2005 – Uralsvyazinform (RTS: URSI/URSIP) the leading carrier of fixed-line and mobile services in the Urals region, Russia presents the unaudited consolidated financial statements for the first six months of 2005 under International Financial Reporting Standard (IFRS).

The present consolidated financial statement for the six months of 2005 is prepared in accordance with International Financial Reporting Standards (IFRS) and is presented in the extent of unaudited Consolidated Balance Sheet, Consolidated Statement of Operations (Profit and Loss Statement), and the Notes to the Consolidated Financial Statements for the 6-month period ended June 30, 2005.

OJSC "Uralsvyazinform" is publishing the 6-months' financial statements under IFRS for the first time. The unaudited financial statement does not include comparable financial data for the six months of 2004. For comparability purpose, the company provides the audited financial data for the period ended December 31, 2004, and as of December 31, 2004.

The financial statements under IFRS comprise the consolidated financial statements, property and liabilities of OJSC "Uralsvyazinform" and its 15 subsidiaries.
As of July 1, 2005 the largest of these subsidiaries, including ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruscom", OOO "Uralcom", and ZAO "VSNET" were reorganized in the form of merger with and into OJSC "Uralsvyazinform".

Financial highlights, RUR million

	1H 2005	***2004***
Revenues	14 690,3	26 902,0
OIBDA	3 914,8	8 019,9
OIBDA margin	*26,6%*	*29,8%*
Operating profit	2 525,4	4 727,5
Operating margin	*17,2%*	*17,6%*
Profit before taxation and minority interest	1 592,4	3 401,4
Net profit	1 015,4	2 253,4
Net margin	*6,9%*	*8,4%*

Main Balance Sheet data, RUR million

	As of June 30, 2005	***As of December 31, 2004***
Non-current assets, total	43 822,9	41 471,3
Current assets, *incl.*	6 155,6	6 447,9
Cash and cash equivalents	*440,8*	*789,9*
TOTAL ASSETS	49 978,5	47 919,1
Shareholders' equity, total	20 122,6	19 812,3
Liabilities, *incl.*	29 855,9	28 106,8
Non-current liabilities	*18 449,7*	*16 410,8*

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	49 978,5	47 919,1

In commenting the results of 1H 2005, Anatoly Ufimkin, CEO noted, *"It is a pleasure for me to present the half-year unaudited financial statements under IFRS. Firstly, because here at USI, it is the first-ever interim financial report under international accounting standards, which proves for our continued effort in developing the company's transparency. In our opinion, the results have reconfirmed the sustainable growth of the business, as Uralsvyazinform delivered in line with management's expectations. Despite somewhat lower margins, we expect that these should recover in the second half of the year. This optimistic outlook is backed by the ongoing progress in a number of fields, including*

- *Our mobile business has delivered strongly in terms of revenues, with an increased contribution of over 27% to overall revenues. Since the beginning of the year, our mobile subscriber base increased by 58%, while we expect it to reach 3.5 million benchmark by the end of the year. Together with new services, primarily data transmission, unregulated services contribute almost 33% to the company's revenues. I trust this to be a positive indicator, which offers the sense of business versatility and its favorable growth outlooks.*
- *Sustainable growth in local and long-distance segments. In the first six month of the year, USI added 80 thousand subscribers to its fixed-line network. Domestic and international long-distance traffic increased by 8% and 12%, respectively, compared to 1H 2004. We also expect that new local tariffs in effect since September 1, 2005 will have a positive impact on cash generation. On average, monthly subscriber fees for residents increased by 22%, and by 15% for organizations.*
- *Within the end-2005 – 2006, Uralsvyazinform is placing two bond issues worth RUR 5.0 billion, following the approval by the Board of Directors in September this year, which should help diversify our debt structure.*

We therefore, maintain our 2005 forecast including revenue of over US$ 1.0 billion, and OIBDA margin at 29-30%".

For additional information, please contact IR department on tel. +7 343 379 1217, +7 343 379 1219 or e-mail: investor@gd.usi.ru .
The most recent company information is also available on corporate web-site at www.uralsviazinform.com or URSI_RU page in Bloomberg system.

Appendices:

1. Unaudited consolidated Balance Sheet as of June 30, 2005 and audited consolidated Balance Sheet as of December 31, 2004.
2. Unaudited Consolidated Statement of Operations for the first six months of 2005 and audited consolidated Statement of Operations for the full year of 2004.

Equities and IR Department
Tel.: (343) 379-1326
IR Department
Tel.: (343) 379-1217
(343) 379-1219
(343) 379-1859
Fax: (343) 379-1290
investor@gd.usi.ru

MAIN SEGMENT DATA

Local services

	01/01/2005	01/01/2004	Change, %
Installed capacity, thous. lines	3 779,7	3 591,6	+5%
	30/06/2005	***30/06/2004***	***Change, %***
Subscribers, thousand, *incl.*	3 449,6	3 260,5	+6%
Residents	2 968,3	2 801,9	+6%
Organizations	481,3	458,6	+5%
Network digitalization, urban, %	70,6	66,3	-
Network digitalization, rural, %	31,4	21,3	-

For the first six months of 2005 the company added 78.9 thousand subscribers to its local network.

Internet

	1H 2005	1H 2004	Change, %
Traffic, thous. minutes	702 849,0	446 349,4	+57,5%
Traffic, Gb	187 676,9	121 354,1	+54,7%
Revenues from Internet services, RUR thous.	412 046,6	250 404,4	+64,6%

Domestic and international long-distance services

Outgoing traffic, mln minutes	1H 2005	1H 2004	Change, %
Outgoing traffic, total, *incl.*	1 234,7	1 145,0	+7,8%
DLD	1 162,9	1 080,9	+7,6%
ILD	71,7	64,2	+11,8%

Digitalization of intra-zone long-distance channels was 70.1% as of 01/01/2005, as compared to 56.2 % as of 01/01/2004.

Mobile services (GSM standard)

Number of subscribers	01.10.2005	01.07.2005	01.01.2005	01.07.2004
Perm region	935 630	797 370	609 800	442 164
Sverdlovsk region	223 414	161 707	36 442	0
Tyumen region, incl. Khanty-Mansyisk-Yugra AD and Yamalo-Nenets AD	1 122 846	979 290	668 800	468 082
Chelyabinsk and Kurgan regions	924 455	863 459	720 100	590 628
Total	**3 206 345**	**2 801 826**	**2 035 142**	**1 500 874**

FINANCIAL REVIEW

Revenues

In general, revenues for the six months of 2005 totaled RUR 14,690.3 mln, including revenues from telecommunications at RUR 13,608.3 mln, revenues from telecommunication operators – RUR 745.4 mln, others – RUR 336.6 mln.

The revenue structure for the reporting period is as follows *(RUR million)*:

Revenues	*1H 2005*	*Weight in revenues*	*2004*	*Weight in revenues*
Long distance services – national	3 496,4	23,8%	6 644,0	24,7%
Long distance services – international	682,8	4,6%	1 336,3	5,0%
Local telephone services	3 286,3	22,4%	5 898,5	21,9%
Installation and connection fees	510,7	3,5%	1 255,6	4,7%
Documentary (telegraph) services	27,6	0,2%	80,7	0,3%
Mobile telecommunications services	4 025,6	27,4%	6 927,6	25,8%
Radio and TV broadcasting	209,4	1,4%	398,6	1,5%
Data transfer and telematic services	192,6	1,3%	366,7	1,4%
New services (Internet, ISS, ISDN, DSL)	583,3	4,0%	816,4	3,0%
Rent of telephone channels	152,1	1,0%	246,6	0,9%
Revenues from national telephone operators	745,4	5,1%	1,614,9	6,0%
Other telecommunications services	441,5	3,0%	527,7	2,0%
Other revenue	336,6	2,3%	788,4	2,8%
Total	**14 690,3**	**100,0%**	**26 902,0**	**100,0%**

In terms of customer groups, the share of residents in total revenues was 45.2% (48.7% in 2004), corporate customers -36.6% (33.5%), state-sponsored organizations – 5.4% (5.4%), telephone operators – 12.3% (9.3%), and tariff compensation from the state budget – 0.5% (3.1%).

Expenses, (RUR million)

Операционные затраты	*1H 2005*	*Weight in revenues*	*2004*	*Weight in revenues*
Wages, salaries, other benefits and payroll taxes	4 110,0	33,8%	7 617,7	34,4%
Depreciation and amortization	1 389,5	11,4%	3 292,4	14,8%
Materials, repairs and maintenance, utilities	1 208,7	9,9%	2 034,7	9,2%
Taxes other than income tax	386,9	3,2%	647,0	2,9%
Interconnection charges – international operators	19,6	0,2%	78,5	0,4%
Interconnection charges – national operators	2 191,3	18,0%	4 081,3	18,4%
Provision for impairment of receivables	114,7	0,9%	328,2	1,5%
Loss on disposal of property, plant and equipment	17,4	0,1%	40,8	0,2%
Other operating income (expenses)	2 726,8	22,4%	4 053,9	18,3%
Total operating expenses	**12 164,9**	**100,0%**	**22 174,5**	**100,0%**

***Debt**, (RUR million)*

	1H 2005	***2004***
Debt, total	18 481,0	16 356,6
Net debt	17 941,0	15 498,8
Short-term debt / Total debt	0,21	0,21
Net debt / Equity	0,89	0,78
Net debt / Assets	0,36	0,32
OIBDA/Interest payable	3,86	5,67

OAO "Uralsvyazinform"
Unaudited Consolidated Balance Sheet as of June 30, 2005
(in thousands Rubles)

	Notes	June 30, 2005	December 31, 2004 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment	2	**40,405,221**	38,521,933
Intangible assets		**1,600,694**	1,454,786
Investments in associates	4	**424,274**	411,976
Long-term investments	5	**67,281**	93,429
Long-term accounts receivable and other financial assets	6	**420,058**	312,385
Long-term advances given		**905,384**	676,741
Deferred tax assets			
Total non-current assets		**43,822,912**	41,471,250
Current assets			
Inventories	7	**1,056,697**	1,065,446
Accounts receivable	8	**2,038,381**	1,781,126
Current income tax assets		**119,227**	115,876
Short-term investments	5	**99,207**	67,909
Other current assets	9	**2,401,328**	2,627,567
Cash and cash equivalents	10	**440,790**	789,949
Total current assets		**6,155,630**	6,447,873
Total assets		**49,978,542**	47,919,123
SHAREHOLDERS' EQUITY AND LIABILITIES			
Preference shares	11	**1,708,222**	1,708,222
Ordinary shares	11	**7,041,081**	7,041,081
Treasury shares		**(1,074)**	(1,117)
Change in the fair value of financial assets available for sale			
Incremental capital, retained earnings and other reserves		**11,371,392**	11,061,020
Total shareholders' equity associated with shareholders of parent company of the group		**20,119,621**	19,809,207
Minority interest		**3,005**	3,128
Total shareholders' equity		**20,122,626**	19,812,335
Non-current liabilities:			
Long-term borrowings	12	**13,311,640**	11,564,620
Finance lease obligations		**1,379,174**	1,410,512
Long-term income tax payable			
Long-term taxes and social security payable			
Pension obligations		**637,920**	597,874
Deferred revenue		**87,525**	93,799
Deferred income tax liability	18	**2,724,323**	2,509,797
Long-term provisions			
Other non-current liabilities		**309,168**	234,175
Total non-current liabilities		**18,449,750**	16,410,778
Current liabilities:			
Accounts payable and accrued expenses	13	**3,128,738**	3,449,795
Payables to Rostelecom		**215,135**	387,013
Current income tax payable		**15,881**	123,868
Taxes and social security payable	14	**917,907**	865,817
Dividends payable		**718,470**	4,687
Short-term borrowings	12	**2,619,835**	3,483,343
Current portion of long-term borrowings		**3,333,300**	2,865,840
Current portion of finance lease obligations		**456,900**	515,645
Total current liabilities		**11,406,166**	11,696,010
Total liabilities		**29,855,916**	28,106,788
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**49,978,542**	47,919,123

General Director _____________ A.Y. Ufimkin Chief Accountant________ S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

OAO "Uralsvyazinform"

Unaudited Consolidated Statement of Operations for the first six months of 2005

(in thousands Rubles)

	Notes	6 months of 2006	2004 (audited)
Revenues	15	**14,690,319**	26,902,016
Wages, salaries, other employee benefits and payroll taxes		**(4,110,034)**	(7,617,706)
Depreciation and amortization		**(1,389,451)**	(3,292,425)
Materials, repairs and maintenance, utilities		**(1,208,710)**	(2,034,742)
Taxes other than income tax		**(386,903)**	(646,983)
Interconnection charges – international operators		**(19,613)**	(78,510)
Interconnection charges - national operators		**(2,191,308)**	(4,081,275)
Provision for impairment of receivables		**(114,685)**	(328,219)
Loss on disposal of property, plant and equipment		**(17,442)**	(40,759)
Other operating income (expenses)	16	**(2,726,790)**	(4,053,899)
Operating profit		**2,525,383**	4,727,496
Share in profit of associates, net		**15,468**	28,276
Interest expense, net	17	**(1,013,342)**	(1,414,956)
Gain (loss) from other investments		**4,545**	35,668
Foreign exchange gain (loss), net		**60,993**	24,934
Other income (expense), net		**(651)**	
Profit before income tax and minority interest		**1,592,396**	3,401,419
Income tax	18	**(577,640)**	(1,156,251)
(Expense) compensation for income tax – current tax		**(365,297)**	(959,889)
(Expense) compensation for income tax – deferred tax		**(212,343)**	(196,361)
Profit before minority interest		**1,014,756**	2,245,168
Profit (loss), related to the shareholders of parent company			
Profit (loss), related to minority shareholders of subsidiary companies		**621**	8,272
Net profit		**1,015,377**	2,253,440

General Director ____________ A.Y. Ufimkin Chief Accountant_______ S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

9/ru126(UU

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

21/X 2005 № 09.1-14/13937

На № ____________ от ________________

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2005
WASH. D.C.
209

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dated October 20, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Securities Department
Tel.: +7 (343) 379 12 19

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 20, 2005

The change in Uralsviazinform's share in Charter Capital and common stock of the Open Joint-Stock Company "Kurganskaya informatsionnaya corporatsija "Express Inform".

Location of the company: **Tobolnaya Str., 54, off. 205, Kurgan, Russia.**

The Uralsviazinform's share in Charter Capital and common stock of the Company stated before the change: **8% of the Charter Capital, 8% of the common stock.**

The Uralsviazinform's share in Charter Capital and common stock of the Company stated after the change: **0% of the Charter Capital, 0% of the common stock.**

The date of change: **October 20, 2005.**

Securities Department
Tel.: +7 (343) 379 12 19

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

October 20, 2005

Uralsviazinform effected the first coupon payment on monetary bond issue of 05 series.

On October 20, 2005 Uralsviazinform effected the first coupon payment on monetary bond issue of 05 series. The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

According to the Decision of Issue the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate – 9.19 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 45.82. The total value of payments amounted to RUR 91,640 thousand.

The Company's payment agents are Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank", Moskow.

The Company's bond issue was placed with MICEX on April 21, 2005. The Organizers of placement were RosBank and PromstroyBank. At present the bonds are traded on MICEX.

For additional information, please contact Investor Relations department:
tel. (007 343) 379 12 19, e-mail: investor@gd.usi.ru

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru